May 27, 2005

Mail Stop 0510


By U.S. Mail and facsimile to (216) 991-9316

Robert D. Vilsack, Esq.
General Counsel and Secretary
Park-Ohio Industries, Inc.
23000 Euclid Avenue
Cleveland, Ohio 44117


Re: 	Park-Ohio Industries, Inc.
	Amendment No. 1 to Registration Statement on Form S-4
Filed May 10, 2005
	File No. 333-123665

Dear Mr. Vilsack:

      We have reviewed your filings and have the following comments.
We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Provide updated financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

Cover Letter

2. We have reviewed your response to comment 1 in our letter dated April 28, 2005. Please revise the cover letter to include the representations in the Sherman & Sterling no-action letter with respect to the prospectus delivery obligations of broker-dealers who receive new securities in the exchange offer.






Management`s Discussion and Analysis of Financial Condition, page
25
Liquidity and Sources of Capital, page 30

3. We note the revisions you made to your tabular presentation of contractual obligations in response to comment 13 of our letter dated
April 28, 2005. It appears to us that you should further revise your presentation to:
* Reflect estimated variable interest payments in the table for each period based on the current amount outstanding and current interest rates and disclose the assumptions used to estimate such amounts. If you do not reflect estimated variable interest payments in the table, revise note (1) to quantify them for each period based on the current amount outstanding and current interest rates and disclose the assumptions used to estimate such amounts; and
* Reflect postretirement obligations beyond 2014 in the table. If you do not reflect postretirement obligations beyond 2014 in the table, revise note (2) to explain why they are excluded and provide an estimate of the payments beyond 2014.

Legal Proceedings, page 45

4. We note your supplemental response to comment 15 in our letter dated April 28, 2005, stating the amount of damages claimed in four on-going asbestos cases. It appears the aggregate amount of claimed damages in these and other cases exceeds ten percent of your current assets as of December 31, 2004. Please provide the disclosures required by Item 103 of Regulation S-K. We would not object to clarifying disclosures regarding the damages sought similar to the disclosure contained in your response.

Revenue Recognition, page F-8

5. We note from your response to comment 27 of our April 28, 2005 letter that the final payment for short-term contracts is deferred and recorded upon completion of installation and final customer acceptance. It is not clear to us why you only defer the portion of these arrangements representing the final payment instead of the entire amount. Please tell us the terms of these arrangements and explain how you determined that your policy is appropriate and complies with SAB 101, SAB 104, and EITF 00-21.

6. We also note from your response that service revenue is immaterial to your business. Therefore, please consider revising your disclosures in business and in MD&A to more clearly describe the nature of your activities. It appears to us that your current disclosures imply that services are a more material aspect of your business than they actually are.

7. We note your response to comment 28 of our April 28, 2005 letter.
Provide us additional information related to the specific nature and terms of your long-term contracts and the milestones included in those contracts.

Note F - Accrued Expenses, page F-13

8. We note the revisions you made in response to comment 30 of our letter dated April 28, 2005, however, we also note the disclosures in your Form 10-Q for the period ended March 31, 2005. In the updated interim financial statements you include in the Form S-4, and in future quarterly filings, provide a roll-forward of your warranty accrual for both the current and comparative interim periods.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date

      You may contact Patricia Armelin, Staff Accountant, at (202) 551-3747 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff
Attorney, at (202) 551-3749 or Chris Edwards, Special Counsel, at
(202) 551-3742 with any other questions. Alternatively, you may contact me at (202) 551-3760.


Sincerely,



Pamela A. Long
Assistant Director

cc:	Christopher M. Kelly, Esq. (via facsimile 216/579-0212)
      Jones Day
      901 Lakeside Avenue
      Cleveland, Ohio 44114
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Robert D. Vilsack
Park-Ohio Industries, Inc.
May 27, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

           DIVISION OF
CORPORATION FINANCE